Sentinels Corporation



ANNUAL REPORT

6100 Center Drive , Suite 1075

Los Angeles, CA 90045

(718) 635-1526

Investors.sentinels.gg

This Annual Report is dated May 1, 2025.

BUSINESS

P1 Esports LLC, competing as Sentinels, was launched in 2018. The Company is in the process of building a sizeable and highly engaged fan base that we believe can lead to monetization from sponsorships and selling merchandise and digital content to these fans. We are now looking to expand our profile by adding championship-level teams in additional esports and bringing much of our merchandising operations in-house.

Sentinels is the home for some of the most talented and most popular video game players in the world. Our staff has consistently shown the ability to identify championship-level players in the most popular video games. We have used those successes to build a large fan base who eagerly engages with our video and social media content featuring these players promoting our sponsors and our merchandise. We believe Sentinels had the most engaged fan base in esports in North America in 2022.

Sentinels Corporation was originally formed as Phoenix2 eSports LLC, a CA LLC, on January 5, 2018. The Company then changed its name to P1 Esports LLC on September 4, 2018. On June 20, 2023, P1 Esports LLC transferred all of its assets and liabilities to and assigned full power of attorney to the newly formed Sentinels Corporation, a Delaware C-Corp incorporated on June 20, 2023, in exchange for 7,017,984 shares of Sentinels Corporation Common Stock. P1 Esports LLC will continue to exist as a parent entity to Sentinels Corporation, but all business operations, assets, and liabilities will be held by Sentinels Corporation.

Previous Offerings

Name: Common Units

Type of security sold: Equity

Final amount sold: $6,149,709.00

Number of Securities Sold: 749,866

Use of proceeds: Operations

Date: August 31, 2021

Offering exemption relied upon: Section 4(a)(2)

Name: Common Units

Type of security sold: Equity

Final amount sold: $7,750,351.00

Number of Securities Sold: 419,798

Use of proceeds: Operations

Date: September 30, 2022

Offering exemption relied upon: Section 4(a)(2)

Name: Preferred Units (These Units were converted to 2,535,654 shares of Sentinels Corporation Series Seed Preferred as part of P1 Esports LLC's asset sale to Sentinels Corporation. Refer to Company Securities Section).

Type of security sold: Equity

Final amount sold: $8,000,000.00

Number of Securities Sold: 422,609

Use of proceeds: Operations

Date: June 20, 2023

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $900,000.00

Number of Securities Sold: 285,714

Use of proceeds: Operations. This issuance is was made in connection with a Capital Commitment Agreement by and between the Company and Rob Moore whereby Rob Moore has agreed to purchase a total of 793,651 shares of Common Stock for $2,500,000 in installments from 9/30/2023 to 12/31/2023.

Date: September 30, 2023

Offering exemption relied upon: Section 4(a)(2)

Name: Common Units
Type of security sold: Equity
Final amount sold: $1,519,711.07
Number of Securities Sold: 482,448
Use of proceeds: Operations
Date: Jan 1, 2024 through Dec. 31 2024

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2024 was $5,791,790 compared to $2,929,596 in fiscal year 2023. Revenue increased by 98% due to a dramatic increase in the sale of Sentinels merchandise featuring the Company's brand, players, and content creators. In addition, there was an increase in the number of sponsors and revenue from sponsorship.

Gross Margins

Gross margins for fiscal year 2024 were $5,108,335 compared to $2,672,696 in fiscal year 2023. The increase in margins was from higher merchandise sales and sponsorship revenue.

Expenses

Expenses for fiscal year 2024 were $11,193,492 compared to $11,074,280 in fiscal year 2023. The increases in expenses were related to the Company investing in staff to support merchandise initiatives.

Historical results and cash flows:

The Company is currently in the growth stage and is now revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the Company has made substantial investments over multiple years to build our brand. We believe we are now positioned to continue growing.

Past cash was primarily generated through equity sales. We have spent the last several years investing in Sentinels with the goal of making it one of the most popular esports brands in the world. 2024 had a strong finish that should lead to significantly improved performance in 2025. Our Valorant team finished 4th at the World Championships after starting the year strong bringing home the first Major Championship of 2024 at Masters Madrid. This success helped drive robust growth in merchandise sales and impressive performance of the newly launched Sentinels team capsule available through the game.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $685,627.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: JAG Future Ventures LLC

Amount Owed: $4,635,000.00

Interest Rate: 0.0%

On October 14, 2020, the Company entered into a note purchase agreement with JAG Future Ventures LLC. The note was amended on September 14, 2022. The Company had borrowed from the Purchaser $2,100,000 by December 31, 2024. The note was further amended on August 15, 2023, to increase borrowing to $3,000,000 by December 31, 2023. Additional borrowing was contracted throughout 2024 with an ending balance owed at December 31, 2024 of $4,635,000. The Notes shall be either (a) due or payable upon the closing of a Qualified Financing or (b) payable quarterly at any time that the Company has a cash reserve in excess of one million and 00/100 dollars ($1,000,000.00). The term "Qualified Financing" shall mean the next equity financing consummated by Company after the date of this Agreement resulting in aggregate proceeds to the Company of at least seven million one hundred thousand dollars ($7,100,000.00). The Company issued the warrant which provides that Purchaser may purchase up to 5% of the Units of the Company calculated at the time of exercise at a price of $3.16/Unit exercisable on the earlier of (i) one (1) year after the Notes are paid in full or (ii) at the time of any public offering of at least 20% of the outstanding equity interests in the Company or any successor thereof.

Creditor: JAG Future Ventures LLC

Amount Owed: $2,850,000.00

Interest Rate: 0.0%

Starting in January 2024 , the Company established a new loan facility with JAG Future Ventures LLC that totaled $2,850,000 at December 31, 2024.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Robert (Rob) Moore

Robert (Rob) Moore's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer, Director

Dates of Service: January, 2018 - Present

Responsibilities: Responsible for developing business plan for the Company. Rob has oversight and sign off on all player signings and all material expenditures. Rob's salary compensation is $360,000 per year for this role. Rob received 396,210 warrants.

Position: Chief Financial Officer

Dates of Service: June, 2023 - Present

Responsibilities: Oversee all financial operations of the Company

Other business experience in the past three years:

Employer: Black Spade Acquisition Co

Title: Member of Audit Committee

Dates of Service: July, 2021 - Present

Responsibilities: Rob sits on the audit committee of Black Spade Acquisition Co.

Name: Eric Anmin Ma

Eric Anmin Ma's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer

Dates of Service: January, 2018 - Present

Responsibilities: Eric is responsible for overseeing the day-to-day operations of our company, ensuring efficient and effective management of resources and processes, and aligning our strategies with operational goals to ensure our growth. Eric currently receives a salary compensation of $215,000 for this role. Eric received 63,384 warrants.

Position: Corporate Secretary

Dates of Service: June, 2023 - Present

Responsibilities: Managing board meetings including keeping minutes of the meetings

Name: James Riley Jamison

James Riley Jamison's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Marketing Officer

Dates of Service: January, 2018 - Present

Responsibilities: Riley leads the entire marketing division for Sentinels and oversee all marketing employees. Riley's salary is $215,000 and he received 63,384 warrants.

Name: Aileena Xu

Aileena Xu's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Revenue Officer

Dates of Service: April, 2022 - Present

Responsibilities: Aileena is responsible for conceiving and pitching revenue-generating streams on behalf of Sentinels with the greater esports and gaming market. Aileena's salary is $200,000 plus 2.5% of sponsorship revenue. Aileena received 47,538 warrants.

Other business experience in the past three years:

Employer: TSM

Title: President

Dates of Service: April, 2012 - November, 2021

Responsibilities: Leader of all esports initiatives for TSM pertaining but not limited to: talent, sales and partnerships, marketing, merchandising, and more. Responsible for hiring and maintaining team within all esports verticals. Maintained relationships with gaming publishers within our industry.

Name: Jerry Greenberg

Jerry Greenberg 's current primary role is with Sushi Nozawa Group. Jerry Greenberg currently services 1-5 hours hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: June, 2023 - Present

Responsibilities: Provide input and approval for major decisions of the Company. Jerry does not receive salary compensation for this role.

Other business experience in the past three years:

Employer: Sushi Nozawa Group

Title: CEO

Dates of Service: July, 2008 - Present

Responsibilities: Oversee all elements of the Sushi Nozawa Group operations.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Series Seed Preferred Stock
Stockholder Name: JAG Future Ventures LLC (Managed by Quintarelli LLC (Co-Managers - Jerry A. Greenberg and Samuel C. Sichko; 100% Owner - The Jerry A Greenberg Trust - 2000) and 45.4% owned by Jerry A Greenberg Trust - 2000 (Co-Trustees - Jerry A. Greenberg and Samuel C. Sichko; Beneficiaries - Jerry A. Greenberg))
Amount and nature of Beneficial ownership: 2,535,654
Percent of class: 23.3

Title of class: Common Stock
Stockholder Name: P1 Esports LLC (JAG Future Ventures LLC - 61.97%; Rob Moore - 25.70%)
Amount and nature of Beneficial ownership: 7,017,984
Percent of class: 64.4

Title of class: Common Stock
Stockholder Name: Rob Moore
Amount and nature of Beneficial ownership: 1,269,840
Percent of class: 11.6

RELATED PARTY TRANSACTIONS

The Company orders merchandise from a related party, IM Beauty Supply (the Company is partially owned by one of the P1 eSports LLC's members, P1 eSports LLC is a shareholder of the Company); purchases for the year end December 31, 2024 and December 31, 2023 were in the amounts of $203,004 and $41,138, respectively.

The Company orders merchandise from a related party, IM Global LLC (the Company is partially owned by one of the P1 eSports LLC's members, P1 eSports LLC is a shareholder of the Company); purchases for the year end December 31, 2024 and December 31, 2023 were in the amount of $261,462 and $0, respectively.

The Company additionally receives fulfillment services and customer service from a related party, Eric Mapo Tofu LLC (the Company is partially owned by one of the P1 eSports LLC's members, P1 eSports LLC is a shareholder of the Company); purchases for the year end December 31, 2024 and December 31, 2023 were in the amount of $103,722 and $0, respectively.

The Company has entered into several Note Agreements with JAG Future Ventures LLC (one of the Company's Shareholders). The terms of the debt instruments and outstanding balances are outlined above in the Note Agreements section of the Company's Debt footnote.

OUR SECURITIES

The company has authorized Common Stock, and Series Seed Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 392,063 of Common Stock.

Common Stock

The amount of security authorized is 12,200,000 with a total of 8,365,985 outstanding.

Voting Rights

One Vote Per Share. Please see voting rights of securities sold in this offering below.

Material Rights

Warrants

The total amount outstanding does not include 1,209,372 warrants to purchase shares at $3.155 issued but not yet exercised. Your ownership in the Company may be diluted upon execution of the outstanding warrants.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Series Seed Preferred Stock

The amount of security authorized is 2,535,654 with a total of 2,535,654 outstanding.

Voting Rights

Each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date.

Material Rights

The Series Seed Preferred Stock contains Dividend, Liquidation, and Conversion rights as outlined in Exhibit F of this offering memorandum.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our products and services, that people think it's a better option than a competing product or similar service , or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the gaming industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock in the amount of up to $1.235 million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it could cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits The Company was formed on January 8, 2018, Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. The Company must also continue to scout and attract the best players in the world. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. As the Company expands into new games it will have to assess and attract new players. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. eSports Market Esports is a young and fast-growing but highly competitive business. The Company has an aggressive expansion plan that will likely require substantial additional capital before it achieves breakeven. As the Company expands into new games there is risk that the Company chooses to invest in games where the esport does not achieve sufficient popularity to justify the investment. Acquisitions The Company believes there is an opportunity to scale its business by entering new esports and/ or acquiring existing teams or Companies. There is a risk that the Company's expansion plans take longer than anticipated to achieve break-even resulting in the need for substantial additional investment. Technological Challenges Esports companies heavily rely on technology infrastructure to conduct their business operations. Any significant technological failure, such as a data breach or system outage, could harm the company's reputation and result in significant financial losses. Regulatory Environment The esports industry is subject to evolving regulations, and changes in these regulations could impact the business operations and profitability of esports companies. Intellectual Property Disputes Esports companies may face legal challenges related to intellectual property rights, such as trademark infringement or copyright violations. Such disputes can be costly and time-consuming, and may result in a significant negative impact on the company's financial performance. Geopolitical Risks Esports companies operating in multiple countries may face geopolitical risks, such as changes in trade policies, tariffs, and political instability. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. We have existing intellectual property that we may not be able to protect properly. One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 1, 2025.

Sentinels Corporation

By   /s/ *Robert Moore*

      Name: Sentinels Corporation

      Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Sentinels Corporation

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2024, AND 2023
(Unaudited)

I, Robert Moore, the Chief Executive Officer of Sentinels Corporation, hereby certify that the financial statements of Sentinels Corporation and notes thereto for the periods ending December 31, 2023, and December 31, 2024, included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2024 Sentinels Corporation has not yet filed its federal tax return.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of March 28, 2025.

_____ (Signature)

Chief Executive Officer_____ (Title)

March 28, 2025_____ (Date)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

| | Page |
| FINANCIAL STATEMENTS: | |

As of December 31,	2024		2023	
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	685,627	$	44,600
Inventory		27,382		-
Acccounts Receivable, net		513,013		497,259
Other Current Assets		157,632		-
Total current assets		**1,383,654**		**541,859**
Property and Equipment, net		35,767		32,555
Security Deposit		87,621		92,749
Total assets	$	**1,507,041**	$	**667,162**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	176,205	$	38,016
Other Current Liabilities		810,042		131,365
Total current liabilities		**986,247**		**169,381**
Loan Agreement		2,850,000		-
Note Purchase Agreement		4,635,000		3,000,000
Total liabilities		**8,471,247**		**3,169,381**
MEMBERS' EQUITY				
Members' Equity		(6,964,206)		(2,502,219)
Total Members' Equity		**(6,964,206)**		**(2,502,219)**
Total Liabilities and Members' Equity	$	**1,507,041**	$	**667,162**

See accompanying notes to financial statements.

SENTINELS CORPORATION
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2024**	**2023**
(USD $ in Dollars)		
Net Revenue	$ 5,791,790	$ 2,929,596
Cost of Goods Sold	683,454	256,900
Gross profit	5,108,335	2,672,696
Operating expenses		
General and Administrative	11,017,074	10,977,556
Sales and Marketing	176,418	96,724
Total operating expenses	11,193,492	11,074,280
Operating Income/(Loss)	(6,085,157)	(8,401,584)
Interest Expense		-
Other Loss/(Income)		(256)
Income/(Loss) before provision for income taxes	(6,085,157)	(8,401,328)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (6,085,157)**	**$ (8,401,328)**

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Balance—December 31, 2022	$ **(1,811,690)**
Capital Contribution	7,600,319
Warrants Expenses	110,480
Net income/(loss)	(8,401,328)
Balance—December 31, 2023	$ **(2,502,219)**
Capital Contribution	1,519,711
Warrants Expenses	103,458
Net income/(loss)	(6,085,157)
Balance—December 31, 2024	$ **(6,964,206)**

See accompanying notes to financial statements.

SENTINELS CORPORATION
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2024		2023
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(6,085,157)	$	(8,401,328)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Warrants Expenses		103,458		110,480
Depreciation of Property		10,851		10,851
Changes in operating assets and liabilities:				
Acccounts Receivable, net		(15,754)		(135,154)
Inventory		(27,382)		
Other Current Assets		(157,632)		-
Accounts Payable		138,189		(352,221)
Other Current Liabilities		678,676		126,432
Other Current Assets		5,128		-
Net cash provided/(used) by operating activities		**(5,349,622)**		**(8,640,940)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(14,063)		-
Net cash provided/(used) in investing activities		**(14,063)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		1,519,711		7,600,319
Loan Payable, net		2,850,000		-
Note Purchase Agreement		1,635,000		900,000
Net cash provided/(used) by financing activities		**6,004,711**		**8,500,319**
Change in cash		641,027		(140,621)
Cash—beginning of year		44,600		185,221
Cash—end of year	**$**	**685,627**	**$**	**44,600**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

P1 eSports, LLC was formed on January 5, 2018 in the state of California under the name Phoenix2 eSports, LLC. On September 4, 2018, the company changed the name to P1 eSports, LLC. On June 30, 2023, Sentinels Corporation transferred all assets of P1 eSports into Sentinels Corporation and all results of P1 eSports, LLC are included in the financial statements of Sentinels Corporation herein. The financial statements of Sentinels Corporation (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

Sentinels Corporation, competing as Sentinels, fields teams that compete in professional Esports competitions. Sentinels generates revenue through the Sale of merchandise featuring the Company's name and logo, the Sale of sponsorship of the team, receiving a share of certain digital goods sold by game publishers, receiving payments by game publishers to the Company for participating in certain esports leagues and from tournament prize winnings.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024 and December 31, 2023, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at a net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2024 and 2023, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Office Equipment	7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Historically, the legacy Company had been taxed as a Limited Liability Company (LLC). Under these provisions, the Company did not pay federal corporate income taxes on its taxable income. Instead, the shareholders were liable for individual federal and state income taxes on their respective shares of the Company's taxable income. Sentinels Corporation for 2023 will transition to filing as a corporation and taxed as an entity. The Company has not recognized any tax-related assets in the preparation of their financial results. The Company has filed all its tax returns from inception through December 31, 2023, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from sale of merchandise featuring the Company's name and logo, the sale of sponsorship of the team, receiving a share of certain digital goods sold by game publishers, and receiving payments by game publishers to the Company for participating in certain esports leagues and from tournament prize winnings.

Cost of sales

Costs of goods sold include the cost of merchandise and merchant fees.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024 and December 31, 2023 amounted to $176,418 and $96,724, which is included in sales and marketing expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 25, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of December 31,	2024	2023
Sales Tax Payable	$ -	$ 7,224
Deferred Revenue	$ -	$ 101,706
All Other Accrued Expenses	$ 810,042	$ 22,435
Total Other Current Liabilities	**$ 810,042**	**$ 131,365**

All Other Accrued Expense primarily include player share of prize money and digital goods.

4. PROPERTY AND EQUIPMENT

As of December 31, 2024 and December 31, 2023, property and equipment consist of:

As of Year Ended December 31,	2024	2023
Office Equipment	$ 76,110	$ 62,047
Property and Equipment, at Cost	**76,110**	**62,047**
Accumulated depreciation	(40,344)	(29,493)
Property and Equipment, Net	**$ 35,766**	**$ 32,554**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023 and 2022 were in the amount of $10,851 and $10,851, respectively.

5.   MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2024

Member's name	Ownership percentage
Rob Moore	11.6%
P1 Esports, LLC	64.4%
JAG Future Ventures LLC	23.3%
Others	0.7%
TOTAL	**100.0%**

6.   UNIT BASED COMPENSATION

During the previous period, the Company issued warrants. The option exercise price generally may not be less than the underlying unit's fair market value at the date of the grant and generally have a term of two years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Unit Options

The Company granted unit warrants. The unit warrants were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2024
Expected Life (years)	1.5
Risk-free interest rate	4.16%
Expected volatility	30%
Annual dividend yield	0%

The risk-free interest rate assumption for warrants granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee unit warrant.

The expected term of employee unit options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the warrants.

The Company determined the expected volatility assumption for warrants granted using the historical volatility of STOXX Global Video Gaming & eSports Index. The Company will continue to monitor the index and other relevant factors used to measure expected volatility for future unit warrants grants, until such a time that the Company's Common Unit has enough market history to use historical volatility.

The dividend yield assumption for warrants granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common unit, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Unit based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's unit warrants activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term (Years)
Outstanding at December 31, 2022	186,562	$ 0.60	7.7
Exercisable Warrants at December 31, 2022	166,755	$ 0.60	7.7
Split - 1 for 6 for existing warrants	1,119,372	0.11	7.7
Granted	90,000	0.65	7.0
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2023	1,209,372	$ 0.15	6.8
Exercisable Warrants at December 31, 2023	1,119,372	$ 0.15	6.8
Granted	280,560	0.81	6.0
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2024	1,489,932	$ 0.28	5.8
Exercisable Warrants at December 31, 2024	1,164,372	$ 0.28	5.8

Unit warrants expenses for the years ended December 31, 2024 and December 31, 2023 were $103,458 and $110,480, respectively.

7. DEBT

Note Agreements

On October 14, 2020, the Company entered into a note purchase agreement with JAG Future Ventures LLC. The note was amended on September 14, 2022. The Company had borrowed from the Purchaser $2,100,000 by December 31, 2024. The note was further amended on August 15, 2023, to increase borrowing to $3,000,000 by December 31, 2023. Additional borrowing was contracted throughout 2024 with an ending balance owed at December 31, 2024 of $4,635,000. The Notes shall be either (a) due or payable upon the closing of a Qualified Financing or (b) payable quarterly at any time that the Company has a cash reserve in excess of one million and 00/100 dollars ($1,000,000.00). The term "Qualified Financing" shall mean the next equity financing consummated by Company after the date of this Agreement resulting in aggregate proceeds to the Company of at least seven million one hundred thousand dollars ($7,100,000.00).

The Company issued the warrant which provides that Purchaser may purchase up to 5% of the Units of the Company calculated at the time of exercise at a price of $3.16/Unit exercisable on the earlier of (i) one (1) year after the Notes are paid in full or (ii) at the time of any public offering of at least 20% of the outstanding equity interests in the Company or any successor thereof. The details of the Company's notes, and the terms are as follows:

Starting in January 2024 , the Company established a new loan facility with JAG Future Ventures LLC that totaled $2,850,000 at December 31, 2024.

Debt Instrument Name	Principal Amount	Borrowing Period	For the Year Ended December 2024			For the Year Ended December 2023		
			Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
JAG Future Ventures LLC	$ 4,635,000	9/14/2022	-	4,635,000	4,635,000	-	3,000,000	3,000,000
Loan Payable JAG	$ 2,850,000	1/15/2024		2,850,000	2,850,000	-	-	-
Total			**$ -**	**$ 7,485,000**	**$ 7,485,000**	**$ -**	**$ 3,000,000**	**$ 3,000,000**

8. RELATED PARTY

The Company orders merchandise from a related party, IM Beauty Supply (the Company is partially owned by one of the P1 eSports LLC's members, P1 eSports LLC is a shareholder of the Company); purchases for the year end December 31, 2024 and December 31, 2023 were in the amounts of $203,004 and $41,138, respectively.

The Company orders merchandise from a related party, IM Global LLC (the Company is partially owned by one of the P1 eSports LLC's members, P1 eSports LLC is a shareholder of the Company); purchases for the year end December 31, 2024 and December 31, 2023 were in the amount of $261,462 and $0, respectively.

The Company additionally receives fulfillment services and customer service from a related party, Eric Mapo Tofu LLC (the Company is partially owned by one of the P1 eSports LLC's members, P1 eSports LLC is a shareholder of the Company); purchases for the year end December 31, 2024 and December 31, 2023 were in the amount of $103,722 and $0, respectively.

The Company has entered into several Note Agreements with JAG Future Ventures LLC (one of the Company's Shareholders). The terms of the debt instruments and outstanding balances are outlined above in the Note Agreements section of the Company's Debt footnote.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2024 through March 28, 2025, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company drove improving financial performance in 2024, compared to 2023, resulting in a net operating loss of $6,085,157, an operating cash flow loss of $5,349,622, and liquid assets in cash of $685,627 for the year ended December 31, 2024.

The Company's ability to continue as a going concern in the next twelve months, following the date the financial statements were available to be issued, depends on its ability to produce increased revenues, reduce costs and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and has in place a robust financial planning process and is forecasting improvements in profitability in 2025. During the next twelve months, the Company intends to fund any operational shortfalls through debt and/or equity financing, as it has done in past years.

CERTIFICATION

I, Robert Moore, Principal Executive Officer of Sentinels Corporation, hereby certify that the financial statements of Sentinels Corporation included in this Report are true and complete in all material respects.

Robert Moore

CEO